Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

IntriEnergy, Inc.
4850 Tamiami Trail N Suite 301
Naples, FL 34103
https://www.intrienergy.com/

Up to $1,069,999.32 in Common Stock at $0.78
Minimum Target Amount: $9,999.60

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: IntriEnergy, Inc.
Address: 4850 Tamiami Trail N Suite 301, Naples, FL 34103
State of Incorporation: FL
Date Incorporated: January 24, 2014

Terms:

Equity

Offering Minimum: $9,999.60 | 12,820 shares of Common Stock
Offering Maximum: $1,069,999.32 | 1,371,794 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.78
Minimum Investment Amount (per investor): $199.68

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based Perks

Friends & Family

Invest within the first five days and receive 20% bonus shares.

Super Early Bird

Invest within the first week and receive 15% bonus shares.

Early Bird

Invest within the first two weeks and receive 10% bonus shares.

Amount-Based Perks

Tier 1 | $500

Invest $500 and receive 3% bonus shares.

Tier 2 | $1,000

Invest $1,000 and receive 6% bonus shares.

Tier 3 | $2,500

Invest $2,500 and receive 9% bonus shares.

Tier 4 | $5,000

Invest $5,000 and receive 12% bonus shares and access to a quarterly newsletter.

Tier 5 | $10,000

Invest $10,000 and receive 15% bonus shares, access to a quarterly newsletter, and Zoom with our CEO/CTO.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

IntriEnergy, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.78 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $78. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

IntriEnergy has developed a solar cell technology platform that can accelerate achieving global net-zero targets by 60% compared to today's best-in-class solar cells. Our technology can be applied to any solar cell during the manufacturing process, creating a high-efficiency, low-cost solar cell. Over 15 years of research and development have been invested into our technologies, by an accomplished, industry-recognized team of scientists and engineers who have overcome current industry issues that threaten solar's long-term value proposition (See Valuation section of Form C). Manufacturers who license our technology may realize a 60% increase in production. End-users utilizing the IntriEnergy Technology Platform in solar projects will produce possibly the lowest-cost source of energy generation in the world while significantly reducing CO2 emissions.

IntriEnergy's vision is to accelerate global climate change goals, enabling a more sustainable energy future. IntriEnergy was originally formed on January 24, 2014, as a Colorado Limited Liability Company. On May 19, 2014, the Company was converted to a Corporation. In the fall of 2018, IntriEnergy made a decision to move the corporation to Florida. On December 20, 2018, we filed a Certificate of Conversion for "Other Business Entity" into Florida Profit Corporation effective January 1, 2019.

Competitors and Industry

<u>Industry Landscape</u>

Investments in the solar industry reached near $150 billion in 2020 despite the pandemic, with investments of $4.2 trillion expected by 2050. (Bloomberg New Energy Outlook released October 2020). The International Energy Agency in its World Energy Outlook, released October 2020, states "solar becomes the new king of electricity" (https://iea.blob.core.windows.net/assets/80d64d90-dc17-4a52-b41f-b14c9be1b995/WEO2020_ES.PDF).

The solar value chain encompasses all activities from the production of silicon, cell manufacturing, module fabrication through to the installation and maintenance of photovoltaic (PV solar) systems. Within this value chain, IntriEnergy's Technology Platform provides benefits to cell and module (panel) manufacturers, PV system developers and end-users, from large utility farms to residential rooftops systems.

<u>Competition</u>

Silicon, the core of all solar cells, is unable to capture the sun's full light spectrum, limiting it to a 25% conversion efficiency of the sun's energy into electricity. This means today's traditional silicon PV technologies are nearing the limit of their maximum power output capacity. The industry is investing heavily in research and development to overcome this 25% barrier, investing $6.7 billion (2019) on R&D. (UNEP, Global Trends in Renewable Energy Investment 2020).

IntriEnergy's business model is to license our intellectual property (IP) to cell manufacturers rather than competing with them. Possible competitors fall within two categories in the solar industry:

• Vertically integrated PV cell/panel manufacturers with significant R&D budgets (e.g. Trina Solar, Jinko Solar, Canadian Solar): The top 21 publicly listed manufacturers are investing over $1 billion annually, ("https://www.pv-tech.org/rd-spending-analysis-of-21-pv-manufacturers/ Mark Osborne August 18, 2019"),) with much of the focus on cell and manufacturing optimization, resulting in reduced manufacturing costs with minimum cell efficiency increases (approximately a half of one percent per year). These same competitors could potentially become IntriEnergy's customers through licensing agreements.

• New Applied Materials for Solar: Research labs and universities (e.g. National Renewable Energy Labs, Fraunhofer Institute): History has shown that the majority of solar innovations are created through academia. IntriEnergy's inventors and science team members are established in universities and research institutes across several continents. This provides IntriEnergy access to intelligence on cutting-edge solar research globally.

Current Stage and Roadmap

Current Stage and Roadmap

IntriEnergy's mission is to continuously invent, patent, and work with partners to commercialize disruptive energy solar technologies, accelerating the global achievement of net-zero targets. To accomplish our mission IntriEnergy has assembled an accomplished, industry-recognized team of business leaders and scientists with a proven track record of developing, commercializing, and bringing technologies to market in the areas of solar and semi-conductor manufacturing, materials modeling, and photovoltaics. The team will utilize existing and industry networks to introduce and license the IntriEnergy Platform to manufacturers globally.

IntriEnergy has taken the necessary steps to ensure our intellectual property (IP) is unencumbered, through the assignment of all intellectual property from the inventors prior to the patent filing.

Patents:

• Tandem Junction PV Cell, encompassing IntrinSiC and IntrinSiC Quantum technologies issued by USPTO Patent No: US 9,741,882 and CIPO 2,997,020 each with 23 claims allowed. Through the Patent Cooperation Treaty (PCT) process, patent protection is currently being secured in other countries globally, such as Europe, India, and Hong Kong, PCT/US2015/042419.

• Anti-Reflection Coating which encompasses D·ARK: Provisional Patent filed with USPTO January 22, 2020, Application 62,964,331. Patent Application USPTO 17,151,762 and PCT filed January 19, 2021.

The Company has developed a strategy whereby the three initial technologies will be released in phases.

1. D·ARK™, a diamond-like carbon anti-reflective coating that traps 100% of the sun's photons, creating a 10% increase in energy yield.

2. INTRINSIC™, a silicon and carbon coating that captures and converts more of the sun's light spectrum to energy.

3. INTRINSIC™ QUANTUM, a nanodot tunnel junction optimizing current between the silicon wafer and carbon.

This strategy provides the opportunity to build IntriEnergy's brand reputation as an innovator in the solar industry, creating a demand for each new technology release.

IntriEnergy's first technology to market is our D·ARK anti-reflective coating. All solar cells utilize anti-reflective coating to trap the sun's photons. Best in class anti-reflective coatings trap 90% of the sun's photons. D·ARK is a drop-in replacement for current anti-reflective coatings used in today's manufacturing environment. Proof of concept has been completed for IntriEnergy's D·ARK technology, validating near 100% photon capture, resulting in a near 10% energy gain over any other anti-reflective coating in the solar industry.

Current Stage

We are currently in the process of engineering and developing our pre-commercial manufacturing prototypes, which involves tuning D·ARK to achieve consistent maximum energy yield, with a target of completion in Q4 2021. This work has garnered attention from solar manufacturers and PV system developers who have expressed an interest to integrate D·ARK into cell manufacturing and real-time performance testing. Discussions continue with these industry participants to formalize working relationships as we complete the pre-commercial prototypes.

Future Road Map

IntriEnergy expects to complete the integration and commence revenue through licensing and royalty agreements with cell manufacturers seeking a competitive advantage in the $150 billion global solar industry.

As D·ARK is introduced to the global market, IntriEnergy's Research and Development (R&D) team will commence work on our second technology, IntrinSiC, which has the potential to increase the energy output of a solar cell by an additional 40%. IntrinSiC is expected to be introduced within 18-24 months following D·ARK. IntriEnergy intends to work with future D·ARK licensees to collaborate in the commercial integration of IntrinSiC. Combined, IntrinSiC and D·ARK are expected to increase the energy output of any solar cell by 50%.

Our third technology, IntrinSiC Quantum is expected to be finalized and brought to market following IntrinSiC, providing an additional energy output of 10%, bringing the expected combined additional energy output of IntriEnergy's three technologies of 60%.

IntriEnergy's Technology Platform is the initial step in achieving the Company's vision of accelerating the global achievement of net-zero targets.

The Team

Officers and Directors

Name: Jacqueline "Jackie" Coffey

Jacqueline "Jackie" Coffey's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: January 24, 2014 - Present
  Responsibilities: Utilizing strong strategic, leadership, organizational, relationship and communication skills, lead IntriEnergy to establish and maintain a solid

foundation in the $150 billion global solar industry to achieve its mission and vision. • Develop the Company's vision and mission • Report to and work with Board of Directors • Develop business strategies and plans ensuring their alignment with short-term and long-term objectives • Continuously build an agile,industry-recognized team • Oversee all operations and business activities to ensure they produce the desired results and are consistent with the overall strategy • Ensure protection of the company's intellectual property • Build relationships and establish agreements with key industry participants, partners and stakeholders • Maintain a deep knowledge of the solar industry markets and trends • Act as a point of contact for IntriEnergy's primary shareholders • Ms. Coffey's annual base salary is $180,000, plus participation in health care and other employee benefits. Ms. Coffey also receives 50,000 common shares as an exercisable warrant for each year of service. Ms. Coffey will also be considered for bonuses at the discretion of the Company with respect to the amount and criteria for such bonuses. To date, Ms. Coffey has deferred all compensation until IntriEnergy is in a positive cash flow position.

- **Position:** Director
  Dates of Service: July 26, 2014 - Present
  Responsibilities: Directors responsibilities are as determined by the State of Florida and the Company's by-laws. Currently, IntriEnergy's Directors are not receiving compensation. When the Company is in a positive cash flow position, Directors' compensation will be reviewed and established in accordance with best practices for similar companies.

Name: Dr. Franco Gaspari

Dr. Franco Gaspari's current primary role is with University of Ontario Institute of Technology. Dr. Franco Gaspari currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** EVP and CTO
  Dates of Service: January 24, 2014 - Present
  Responsibilities: Responsible for setting IntriEnergy's technology development vision and leading R&D initiatives to achieve the vision. • Outline the goals for research and development. • Create timelines for the development and deployment of all current and future technologies based on current and future industry needs • Oversee all research and development activities to move technologies from idea to proof of concept to commercial development • Develop intellectual property strategy • Ensure protection of IntriEnergy's intellectual property through patent process • Manage technology budgets and time frames • Maintain an in-depth understanding of energy technology trends and developments. Dr. Gaspari has deferred all compensation until the Company is in a positive cash flow position.

- **Position:** Director
  Dates of Service: January 24, 2014 - Present
  Responsibilities: Directors responsibilities are as determined by the State of Florida and the Company's by-laws. Currently, IntriEnergy's Directors are not receiving

compensation. When the Company is in a positive cash flow position, Directors' compensation will be reviewed and established in accordance with best practices for similar companies.

Other business experience in the past three years:

- **Employer:** University of Ontario Institute of Technology
  Title: Professor, Faculty of Science
  Dates of Service: January 07, 2006 - Present
  Responsibilities: Professor, Physics; Program Director - Graduate Program in Materials Science; ; Director, Master in Materials Science program; lead program developer for UOIT for the Ph.D. program proposal; Undergraduate Program Director; Member, Research award committee (Science)

Name: Daniel L. Pomerleau

Daniel L. Pomerleau's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: February 01, 2020 - Present
  Responsibilities: Responsible for the financial strategy and ongoing financial responsibility of IntriEnergy. • Manage accounting systems and financial reporting • Develop company forecasts • Assist in developing company strategy analytics • Develop corporate funding options and opportunities Mr. Pomerleau 's annual base salary is $72,000 plus participation in health care and other employee benefits. Mr. Pomerleau will also be considered for bonuses at the discretion of the Company with respect to the amount and criteria for such bonuses. To date, Mr. Pomerleau has deferred all compensation until the Company is in a positive cash flow position.

- **Position:** Director
  Dates of Service: January 01, 2021 - Present
  Responsibilities: Directors responsibilities are as determined by the State of Florida and the Company's by-laws. Currently, IntriEnergy's Directors are not receiving compensation. When the Company is in a positive cash flow position, Directors' compensation will be reviewed and established in accordance with best practices for similar companies.

Name: Jeff Whitney

Jeff Whitney's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** EVP Corporate Development
  Dates of Service: January 24, 2014 - Present
  Responsibilities: Responsible for shaping IntriEnergy's strategic initiatives by identifying industry trends, creating relationships with relevant external partners, as

well as sourcing, negotiating, structuring, and executing strategic joint ventures and partnerships across the Company's geographies. Mr. Whitney's annual base salary is $160,000, plus participation in health care and other employee benefits. Mr. Whitney also receives 50,000 common shares as an exercisable warrant for each year of service. Mr. Whitney will also be considered for bonuses at the discretion of the Company with respect to the amount and criteria for such bonuses. To date, Mr. Whitney has deferred all compensation until the Company is in a positive cash flow position.

- **Position:** Director
  Dates of Service: July 26, 2014 - Present
  Responsibilities: Directors responsibilities are as determined by the State of Florida and the Company's by-laws. Currently, IntriEnergy's Directors are not receiving compensation. When the Company is in a positive cash flow position, Directors' compensation will be reviewed and established in accordance with best practices for similar companies.

Name: Jan Vandesande

Jan Vandesande's current primary role is with Vandesande Creative Solutions BV (VCS). Jan Vandesande currently services 5-10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** EVP Engineering and COO
  Dates of Service: March 23, 2017 - Present
  Responsibilities: Responsible for seamlessly integrating and introducing IntriEnergy technologies into the global solar manufacturing market and overseeing the operations of the business. • Design technology and product roadmaps • Lead market launch of current and future IntriEnergy technologies • Build strategic R&D alliances • Establish Innovation partnerships • Develop international business IntriEnergy's Officers, including Mr. Vandesande, have deferred all compensation until the Company is in a positive cash flow position. Once the Company is in that position, a formal agreement and compensation will be established with Mr. Vandesande in accordance with best practices for similar companies.

Other business experience in the past three years:

- **Employer:** Vandesande Creative Solutions BV (VCS)
  Title: Other
  Dates of Service: January 01, 2014 - Present
  Responsibilities: Jan holds the position of founder and Managing Director. VCS provides high-level technology and business consulting services to the high-tech markets.

Name: Pere Soria Alcazar

Pere Soria Alcazar's current primary role is with Circutor. Pere Soria Alcazar currently services 10-15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President, Product Development
  Dates of Service: August 17, 2017 - Present
  Responsibilities: Responsible for introducing IntriEnergy technologies to the global market through the following activities: • Determine critical engineering processes. • Engineer improvement opportunities in processes. • Assess quality control of existing products and materials for testing. • Manage relationships with certification and regulatory bodies • Lead development and production for IntriEnergy's product roadmap • Execute company's product strategy. • Plan product to offer appropriate automation levels. • Achieve product revenue goals by working with sales. IntriEnergy's Officers, including Mr. Alcazar, have deferred all compensation until the Company is in a positive cash flow position. Once the Company is in that position, a formal agreement and compensation will be established with Mr. Alcazar in accordance with best practices for similar companies.

Other business experience in the past three years:

- **Employer:** Circutor
  Title: Chief Technology Manager
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Technology and Business Development

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. The Company has

not generated any revenue in the past and there is no assurance it will generate sales or revenue in the future. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the solar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering equity in the amount of up to $1,069,999.32 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the

Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projection are based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the products is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be operational products or that the products may never be used to engage in transactions. It is possible that the failure to release the products is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the prototype development stage for our first of three technologies. Delays or cost overruns in the development of our technologies and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory

hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. Until the occurrence of certain events, you will have no voting rights, you are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
If we sell all the common stock we are offering now, the Company will need to raise more funds in the future, and if it can't get them, we may fail. If we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
IntriEnergy was formed on January 24, 2014 and has spent its early years securing our intellectual property. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. The Company has not

generated any revenue in the past and there is no assurance it will generate sales or revenue in the future. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. IntriEnergy has incurred a net loss and has had no revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 2 patents, 4 Internet domain names, 8 trade secrets, and 7 prior art trademarks/copyrights. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We generally rely on a combination of copyrights, patents, trademarks and trade secret laws and commercial agreements containing restrictions on disclosure and other appropriate terms to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products, technology or intellectual property. Monitoring unauthorized use of our technology and intellectual property is difficult, and we do not know whether the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries or jurisdictions where laws may not protect our proprietary rights as extensively as in the United States. We cannot assure you that our pending, or any future, patent applications will be granted, that any existing or future patents will not be challenged, invalidated, or circumvented, or that any existing or future patents will be enforceable or that infringement by third parties will even be detected. Unforeseeable costs associated with protecting our intellectual property may cause the Company to use some or all if its capital resources. There is also no assurance that the Company will have sufficient resources to protect our intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in research and development, engineering, business development, marketing, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or any significant hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, distribution, and retailing. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jacqueline "Jackie" Coffey	6,150,000	Common Stock	19.31
Jeff Whitney	6,150,000	Common Stock	19.31
Franco Gaspari	6,150,000	Common Stock	19.31
JAR Energy LLC (Managed by Janet Rau)	6,150,000	Common Stock	19.31

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,371,794 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 31,851,455 outstanding.

Voting Rights

Votes in accordance with 2020 Florida Statutes 607.0721. One Vote per Share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stock Options & Warrants

The total amount outstanding ***does not*** include 5,397,370 of shares to be issued pursuant to outstanding warrants.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Until the occurrence of certain events as described in Voting Rights of Securities Sold section of Form C, you have no voting rights. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company). While the share percentage of the Company may decrease through dilution, the value of the share may be higher or lower than at time of purchase due to the valuation of the Company being higher or lower than at the time of purchase.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $520,202.90
  Number of Securities Sold: 1,368,955
  Use of proceeds: Securing intellectual property and further development of the Company's first of three technologies. No funds were used for compensation. Officers and directors have deferred all compensation until such time as the company is in a positive cash flow position.
  Date: April 15, 2021
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

IntriEnergy, Inc. is a pre-revenue corporation that has been developing the next generation of solar energy cell technology. It, therefore, has no revenue, cost of sales or gross profit to date to report and thus no analysis of changes. As a start-up company, IntriEnergy focused on developing advanced technology with the intent to bring three products to the global market each increasing solar cell output performance. Securing the IP with patents was given priority.

The financial statements reflect capital raised from investments from founders, friends of the firm, and other private investors. In addition, funds were raised via grants as well as loans (still outstanding) from three of the founders. The funds were used for R&D, patent legal expense, and miscellaneous expense. Salaries were not paid but their value has been captured as an accrual. The patent investment has been recognized as an asset with some depreciation taken.

Cash in 2019 was recorded as -$1,340, compared to $128,636 in 2020, with the change resulting from additional funds raised. Expenses without deferred compensation in 2019 were recorded as $34,942 compared to $48,285, the increase primarily reflecting costs associated with continued patent filings.

Historical results and cash flows:

IntriEnergy has developed a solar technology platform consisting of 3 innovations. As is typical of new innovations in the semiconductor industry, time from inception to market can range upwards of 7 to 10 years (source https://group.softbank/system/files/pdf/ir/presentations/2018/arm-roadshow-slides_q4fy2018_01_en.pdf)

IntriEnergy was formed in 2014. In its early years, the Company focused on establishing and securing its intellectual property through the patent process. Depending on the country, it can take several years to complete the patent prosecution process. IntriEnergy has successfully completed this process for our IntrinSiC and IntrinSiC+Q technologies with patents issued by the United States Patent and Trademark Office (USPTO) in 2017 and the Canadian Intellectual Property Office (WIPO) in 2021. In both countries, we were issued the patent with 23 allowed claims, which is significant for the Company. We are currently awaiting examinations in Europe, India, and Hong Kong for this technology. Additionally, a provisional patent was filed for IntriEnergy's D·ARK technology in January 2020, with a formal application submission in January 2021. The patent applications were filed with USPTO Application #17/151,762 and PCT Patent Cooperation Treaty (PCT), PCT/US 21/13865, and are pending examination.

With our 3 technologies IP secured, the Company has commenced development. We have already gained industry interest from manufacturers to work with IntriEnergy to integrate and demonstrate this technology in the global market. While these discussions will formalize as the pre-commercial prototype is developed in Q4 2021, the Company expects revenues to commence within 24 months to achieve our projected financial goals.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July 31, 2021, the Company has capital resources available in the form of capital contribution in the amount of $263,452.97 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations and success. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 73% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 8 months. This is based on a current monthly burn rate of $23,500 for expenses related to R&D, Legal and Accounting. There are no expenses related to salaries as all Officers and Directors have deferred compensation until the Company is in a positive cash flow position.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 4 years and 9 months. This is based on a current monthly burn rate of $23,500 for expenses related to R&D, Commercialization, Legal and Accounting.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including capital contributions, line of credit, future capital raises.

Indebtedness

- **Creditor:** Jeff Whitney
  Amount Owed: $10,386.67
  Interest Rate: 0.0%
  There is no specific maturity date associated with this debt. Since the Company's inception, the Company has incurred advisory services expenses, in particular, critical work associated with intellectual property protection. Mr. Whitney has provided loans to the Company to cover these additional expenses with the agreement the loan be repaid when the Company is in a positive cash flow position.

- **Creditor:** JAR Energy
  Amount Owed: $118,732.09
  Interest Rate: 0.0%
  There is no specific maturity date associated with this debt. JAR Energy provided funds to establish the Company. In addition, since the Company's inception, the Company has incurred advisory services expenses, in particular, the critical work associated with intellectual property protection. JAR Energy provided funds to the Company to cover these additional expenses with the agreement the loan be repaid when the Company is in a positive cash flow position.

- **Creditor:** Jackie Coffey
  Amount Owed: $17,539.76
  Interest Rate: 0.0%
  There is no specific maturity date associated with this debt. Since the Company's

inception, the Company has incurred advisory services expenses, in particular, critical work associated with intellectual property protection. Ms. Coffey has provided loans to the Company to cover these additional expenses with the agreement the loan be repaid when the Company is in a positive cash flow position.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $24,844,134.90

Valuation Details:

The Company set its pre-money valuation based on an analysis of multiple factors. The valuation was internally set with no third-party independent evaluation, based on the belief and research by management. A number of important factors were taken into consideration, including the following:

• Current solar cell technology/science is reaching its scientifically proven maximum output efficiency of 25%. References:

o Nakamura et al. IEEE J. Photovolt. 9, 1863 (2019)

o Scientific Limitation of solar cell efficiency and energy output is referenced as Shockley–Queisser limit. Which states this: “The limit is that the maximum solar conversion efficiency is around 33.7% for a single p-n junction photovoltaic cell, assuming typical sunlight conditions (unconcentrated, AM 1.5 solar spectrum), and subject to other caveats and assumptions discussed below. This maximum occurs at a bandgap of 1.34 eV.[2] That is, of all the power contained in sunlight (about 1000 W/m2) falling on an ideal solar cell, only 33.7% of that could ever be turned into electricity (337 W/m2). The most popular solar cell material (least expensive) is silicon, which has a less favorable bandgap of 1.1 eV, resulting in maximum efficiency of about 32%. Modern commercial solar cells with losses produce about 24% conversion efficiency.

• IntriEnergy ‘s novel patented technology intends to increase today’s efficiency by 60% thus ushering in the next multi-decade PV platform significantly reducing energy cost per watt while drastically decreasing the amount of CO_2 vs current electrical generation technology

• IntriEnergy’s technology is designed to be compatible with the world’s existing solar cell manufacturing lines, which are primarily silicon-based.

Reference:
https://www.ise.fraunhofer.de/content/dam/ise/de/documents/publications/studies/Photovoltaics-Report.pdf) IntriEnergy's solar cell is greater than 95% silicon, thereby complementing commercial manufacturing for photovoltaic cells.

• Our licensing/royalty business model allows us to work with global cell manufacturers rather than competing with them. This also avoids IntriEnergy requiring the capital investment to establish our own manufacturing capabilities.

• The addressable global market is $150B and growing at a rate (CAGR) of 20.5% Reference:

o https://www.bloomberg.com/press-releases/2021-07-20/global-solar-energy-market-is-projected-to-reach-223-billion-by-2026-with-a-cagr-of-20-5-from-2019-to-2026

• IntriEnergy has assembled an accomplished, industry-recognized team of business leaders and scientists with a proven track record of developing, commercializing, and bringing technologies to market in the areas of solar and semi-conductor manufacturing, materials modeling, and photovoltaics. Each member of the team has more than 30 years of experience in their respective areas.

• Investment into IntriEnergy's technologies to date includes:

o $520,000 of investor capital

o $300,000 founders' capital

o $125,000 recent grant money

o $5,000,000 early-stage grant funding in advanced research and development of the technologies leading up to the assignment and patents in IntriEnergy

• IntriEnergy has secured its IP through USPTO and WIPO

• Strong indication of interest from several large international energy-related companies and NA solar manufacturers ready to move forward with a successful prototype release in 2021

As to valuation, based on our knowledge, there are no known competing technologies taking this novel technical game-changing approach. However, reviewing adjacent solar companies at the pre-revenue stage, valuations range 5 to 20 times expected annual revenue. At 5 times expected first-year revenue IntriEnergy would be valued at $47M. IntriEnergy has taken a more conservative approach to establish its valuation, based on the following value inflection points:

• 7 years advancing the technology to its current state

o combining the team members combined science experience in solar and semi-conductor manufacturing, materials modeling, nuclear science, and photovoltaics, proving the theory with experimental work would make solar significantly more efficient at a cost-competitive price

• Securing our intellectual property

o IntriEnergy has taken the necessary steps to ensure our intellectual property (IP) is unencumbered, through the assignment of all intellectual property from the inventors prior to patent filing. Patents:

o Tandem Junction PV Cell, encompassing IntrinSiC and IntrinSiC Quantum technologies issued by USPTO Patent No: US 9,741,882 and CIPO 2,997,020 each with 23 successful claims. Through the PCT process, patent protection is currently being secured in other countries globally, such as Europe, India, and Hong Kong, PCT/US2015/042419.

o Anti-Reflection Coating which encompasses D·ARK: Provisional Patent filed with USPTO January 22, 2020, Application 62,964,331. Patent Application USPTO 17,151,762 and PCT filed January 19, 2021.

• Building an international technical and business team and a significant industry network. Our science team has over 70 peer-reviewed and published white papers regarding the novel solar cell invention in IntriEnergy's technology platform.

• Grant and investor money raised to support and complete lab work Proof of Principal efforts. Lab characterization results to date are very promising

• Indication of interest from a large NA solar company, a European manufacturer, an India based organization (Letters of Interest/Intent), and a multi-national energy company with an aggressive solar project pipeline that will procure and install solar modules for field testing

• Q4 2021 through Q2 - 2022

o prototype completed and ready to commence pilot line trials

o sharing results with an indication of interest parties.

☒ Build cell/panel

☒ Customer field test

o Scale trials to commercial levels

The Company set its valuation internally, without a formal third-party independent valuation. The pre-money valuation has not been calculated on a fully diluted basis. In making this calculation, we have not included the following shares in relation to our amount outstanding number: the total amount outstanding does not include 5,397,370 of shares to be issued pursuant to outstanding warrants. The pre-money valuation was calculated based on the current amount of stock outstanding.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.60 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  96.5%
  We are currently engineering our pre-commercial prototypes for the Company's first technology, which involves tuning D·ARK to achieve consistent maximum energy yield. In the case of a minimum raise, all funds would be directed to Research and Development.

If we raise the over allotment amount of $1,069,999.32, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  60.0%
  IntriEnergy will work with its first interested commercial partner to apply D·ARK in current cell manufacturing processes as a drop-in replacement for existing anti-reflective coatings.

- *Marketing*
  8.0%
  IntriEnergy's team members will utilize their existing networks and relationships in the industry to introduce D·ARK and secure licensing agreements with cell manufacturers.

- *Company Employment*
  20.0%
  IntriEnergy will add members to its team with significant backgrounds in solar engineering to support the integration process.

- *Other*
  5.0%
  IntriEnergy will continue to retain the services of renowned and highly respected advisors to guide IntriEnergy from both a business and technology development perspective and to assist with the commercialization process, including strengthening and expanding IntriEnergy’s intellectual property through additional patent filings.

- *Operations*
  3.5%
  Funds will be required for rent, accounting services, office suppplies and other sundry items.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.intrienergy.com/ (intrienergy.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/intrienergy

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR IntriEnergy, Inc.

[See attached]

INTRIENERGY, INC.

(a Florida corporation)

Unaudited Financial Statements

For the calendar years ended December 31, 2020 and 2019

IndigoSpire
CPAs & ADVISORS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

July 20, 2021

To: Board of Directors, INTRIENERGY, INC.

Re: 2020-2019 Financial Statement Review

We have reviewed the accompanying financial statements of INTRIENERGY, INC. (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

INTRIENERGY, INC.
BALANCE SHEET
As of December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS		**2020**		**2019**
Current Assets				
Cash and cash equivalents	$	127,296	$	0
Other current assets		12,490		3,112
Total current assets		139,786		3,112
Total Assets	$	139,786	$	3,112
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Accounts and credit cards payable	$	168,926	$	108,788
Accrued expenses		708,000		576,000
Short-term loans payable		146,659		146,659
Total Current Liabilities		1,023,585		831,446
Total Liabilities		1,023,585		831,446
SHAREHOLDERS' EQUITY				
Common stock (50,000,000 shares authorized; 27,400,000 and 27,400,000 shares issued and outstanding as of December 31, 2020 and 2019, respectively)		430,295		245,595
Retained deficit		(1,314,093)		(1,073,929)
Total Shareholders' Deficit		(883,799)		(828,334)
Total Liabilities and Shareholders' Equity	$	139,786	$	175,621

INTRIENERGY, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Revenues, net	$ 0	$ 0
Operating expenses		
Marketing	0	148
Consulting	192,000	192,000
Other general and administrative	48,043	34,739
Total operating expenses	240,043	226,887
Net Operating Income (Loss)	(240,043)	(226,887)
Other income (loss)	(121)	(28)
Tax (provision) benefit	–	–
Net Income (Loss)	$ (240,164)	$ (226,915)

INTRIENERGY, INC.
STATEMENT OF CHANGES TO SHAREHOLDERS' EQUITY
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock ($)	Accumulated Deficit	Shareholders' Equity
Balance as of January 1, 2019	**$ 230,595**	**$ (847,014)**	**$ (616,420)**
Capital contributions	15,000		15,000
Net Loss		(226,915)	(226,915)
Balance as of December 31, 2019	**$ 245,595**	**$ (1,073,929)**	**$ (828,334)**
Capital contributions	184,700		184,700
Net Loss		(240,164)	(240,164)
Balance as of December 31, 2020	**$ 430,295**	**$ (1,314,093)**	**$ (883,799)**

INTRIENERGY, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Operating Activities		
Net Income (Loss)	$ (240,164)	$ (226,915)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Changes in operating asset and liabilities:		
(Increase) Decrease in other current assets	(9,378)	1,341
Increase (Decrease) in accounts and credit cards payable	60,138	17,764
Increase (Decrease) in accrued expenses	132,000	192,000
Net cash used in operating activities	(57,404)	(15,810)
Investing Activities		
None	0	0
Net cash used in operating activities	0	0
Financing Activities		
Proceeds from issuance of common stock	184,700	15,000
Net change in cash from financing activities	184,700	15,000
Net change in cash and cash equivalents	127,296	(811)
Cash and cash equivalents at beginning of period	0	811
Cash and cash equivalents at end of period	$ 127,296	$ 0

INTRIENERGY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
See Accountant's Review Report
AS OF DECEMBER 31, 2020 and 2019
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

INTRIENERGY, INC. (which may be referred to as the "Company", "we," "us," or "our") is a corporation formed under the laws of Florida on January 24, 2014. The Company has developed and patented a Technology Platform comprised of three innovative photovoltaic (PV) solar cell technologies, each providing a significant breakthrough in the solar industry.

Since inception, the Company has relied on issuing securities and deferring payments on some consulting invoices to fund its operations. As of December 31, 2020, the Company had negative shareholders' capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern (see Note 3). The Company intends to fund its operations with funding from the crowdfunding campaign (see Note 9) and the receipt of funds from continuing revenue producing activities. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000 At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $127,296 and $0 of cash on hand, respectively.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020 and 2019, the Company had $0 and $0 of net fixed assets, respectively.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company has not yet earned any revenue for the years presented.

Accounts Receivable
The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated.

The Company does not have any accounts receivable as of December 31, 2020.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2014 and has incurred a cumulative loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT AND SAFE INSTRUMENTS

The Company's primary obligations relate to short-term loans payable of $146,659.

NOTE 5 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2020 and 2019. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2020 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. The Company is not currently aware of any actual or threatened litigation.

NOTE 7 – EQUITY

The Company has a single class of common equity. The Company has authorized the issuance of up to 50,000,000 shares and has issued 27,400,000 shares of common stock as of December 31, 2020 and 2019.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company is not aware of any related-party transactions outside the normal scope of business that would have a material impact on these financial statements.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering
In 2021, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through StartEngine, a FINRA approved Regulation CF funding portal.

COVID-19 Related Actions
On March 10, 2020, the World Health Organization declared the coronavirus outbreak ("COVID19") to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company's financial condition or results of operations in the future is uncertain.

Management's Evaluation
Management has evaluated subsequent events through July 20, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

IntriEnergy

Changing the Solar Equation


intri
energy

Website | Naples, FL | CLEAN TECHNOLOGY

IntriEnergy is a climate technology company that is poised to disrupt the $150 billion solar industry. Our team has developed and patented an innovative solar cell solution that produces 60% more energy and 2x reductions in CO_2 emissions, compared to current best-in-class solar cells. IntriEnergy's solar breakthrough has the potential to accelerate climate change targets and produce the lowest cost of electricity generation. IntriEnergy is Changing the Solar Equation.

$121,554 raised

96 Investors	$24.8M Valuation
$0.78 Price per Share	$199.68 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- 60% MORE ENERGY: Our patented technology platform provides a 60% increase in solar cell energy output and has been engineered to be implemented by today's solar cell manufacturers. Our licensing model provides the opportunity to work with the industry to create a more sustainable energy future.
- $150 BILLION INDUSTRY: Solar power is a $150 billion global industry growing at 20% annually (CAGR). IntriEnergy's technology platform overcomes current solar technology limitations that are threatening the industry's long-term value proposition as a low-cost source of energy. Our solar cell innovations provide benefits to participants across the entire solar value chain.
- WORLD-CLASS TEAM: We have assembled a world class team of scientists, engineers, and business leaders to carry out our vision, each with 30+ years' experience in their respective areas.

Changing the Solar Equation

At IntriEnergy, we believe the most efficient way to accelerate global net zero targets is by working together for a more sustainable energy future. Rather than establishing our own capital-intensive manufacturing infrastructure, we will license our technologies to cell manufacturers who already have the equipment, manufacturing experience, and customer relationships to rapidly introduce this solar breakthrough to the global market.

IntriEnergy's vision is to accelerate global net zero carbon emission reduction targets by continuously providing the solar industry with the most advanced, cost-competitive solar technologies.

Rewards

Get rewarded for investing more into IntriEnergy:

$199+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

Friends & Family
Invest within the first five days and receive 20% bonus shares.

4 days 15 hours 5 mins 19 secs

$500+
Investment
Tier 1
Invest $500 and receive 3% bonus shares.

$1,000+
Investment
Tier 2
Invest $1,000 and receive 6% bonus shares.

$2,500+
Investment
Tier 3
Invest $2,500 and receive 9% bonus shares.

$5,000+
Investment
Tier 4
Invest $5,000 and receive 12% bonus shares and access to a quarterly newsletter.

Our licensing model has the potential to benefit participants across the entire solar industry.

- **Large solar projects** will enjoy 60% greater energy production and revenues utilizing the same land area and same size and number of solar panels, while accelerating their net zero targets.
- **Homeowners and commercial building owners** are typically located in urban environments, where land and space is at a premium. IntriEnergy's energy density will allow the maximum power output using fewer panels.
- **Solar farm project developers and system engineers** specifying IntriEnergy powered panels will provide their customers a more attractive, cost-competitive project proposal that increases bankability, and provides a better return on investment while accelerating net zero targets by drastically reducing CO_2 emissions.
- **Manufacturers** Manufacturers who license IntriEnergy's technologies will increase their manufacturing efficiencies up to 25%.

IntriEnergy's technology platform has the potential to provide the existing solar industry with a high-power, cost-competitive solar cell. with the potential to significantly reduce carbon emissions worldwide.

THE problem

Solar Is Limited by Technological Inefficiencies

Solar energy is being increasingly adopted as the best path towards a carbon neutral future, the most deployed source of new renewable energy generation in 2020. The majority (95%) of the global solar cell production is based on a silicon wafer technology that has a scientifically proven performance ceiling of 25%, limiting the conversion of sunlight to energy.


The silicon wafer solar technology that accounts for 95% of global solar cell production is limited to capturing more than 25% of the power available from the sun's full light spectrum

Annual PV research and development investment of $1 billion by the top 21 publicly listed solar manufacturers alone has resulted in less than 1% power gain per year, as the industry approaches its performance ceiling These investments have not resolved the industry's 25% sunlight to power barrier – **IntriEnergy has!**

THE SOLUTION

IntriEnergy's patented technologies "Change the solar equation" in 3 key performance metrics:

1. Increased Power Output
2. Accelerated reductions in global CO2 emissions
3. Lower cost of electricity

Unprecedented Competitive Advantage in Key Performance Metrics

$10,000+

Investment

Tier 5

Invest $10,000 and receive 15% bonus shares, access to a quarterly newsletter, and Zoom with our CEO/CTO.

IntriEnergy's Power Advantage vs. Industry
(2 square meter solar panels)


2(m2) Module
intri energy
640 Watts
60%
More Energy
2(m2) Module
Industry 400 Watts

Creating the Highest CO2 Emission Reduction Over Any Other Source
500 Acre Solar Farm / Carbon CO2 Emission Reduction / 15 year analysis


CO_2
intri energy
1,985,963
2X
More CO_2 Saved
1,009,401

Resulting in the Lowest Cost of Electricity/ kWh Over Any Other Source
500 Acre Solar Farm / Carbon CO2 Emission Reduction / 15 year analysis


Kilowatt
Prodicution
Cost of
Energy
intri energy
kWh 1.7¢
37%
Reduction in LCOE
Industry kWh 2.7¢

IntriEnergy's technology platform comprises three novel innovations, enabling a high-power, cost-competitive solar cell:


10% more power
Introduction of Anti-Reflection Coating D-ARK™
Increased Photon Absorption
Tech 1
40% more power
Introduction of Silicon Carbide (SiC) IntrinSiC™
IntriEnergy SiC Tandem Cell
Typical Si Solar Cell
Larger Absorption Spectrum
Tech 2
10% more power
Introduction of Quantum Energy Dots IntrinSiC Quantum™
Optimized Current Mobility
Tech 3

1. D·ARK™ is a novel photovoltaic solar cell anti-reflective based on diamond-like carbon. It is an enhanced anti-reflective coating that traps near 100% of the sun's photons, creating a 10% increase in energy yield.


Industry Anti-Reflective Coating
Reflects ~10% sunlight
Light from the Sun
Reflected (lost) light
Industry ARC
Usable Light Solar Cell
D-ARK Anti-Reflective Coating
Captures 100% sunlight
10% power increase
D-ARK
Usable Light Solar Cell

2. IntrinSiC™, a silicon and carbon tandem cell that captures 40% more of the sun's spectrum.


Perceived Sunlight Spectrum: Nano Meters
325 nm
400 nm
450 nm
500 nm
600 nm
700 nm
750 nm
800 nm
900 nm
1100 nm
intri energy
Silicon+Carbon Advantage
Adding Silicon + Carbon captures a 40%+ wider photon bandgap in the electron excitation range.
Current PV Silicon Only
Limited photon capture: 1100nm to about 600nm

The IntrinSiC tandem cell is a patented silicon and carbon solution that integrates with an industry standard silicon wafer to capture 40% more of the sun's light spectrum. Silicon and carbon are materials that are abundant, stable, inexpensive, and proven in the solar and semiconductor industries.

3. IntrinSiC Quantum, a nanodot tunnel junction that optimizes voltage flow between the base silicon and silicon carbon layers, providing 10% more energy. The result is a high-efficient, low-cost solar cell that solves the current matching "bottleneck" issue.



IntriEnergy's Technology Platform captures the sun's full photon spectrum, shattering the industry's 25% efficiency barrier.

The market

The Future of Energy is Sustainability

The solar power industry is valued at approximately $150 billion, and it is only going to grow as global pressure, government regulations, and corporate investments increasingly mandate net zero carbon footprints to combat climate change.


$150 billion
Approximate value of the solar power industry
U.S. solar industry grew by
43%
in 2020
Investments in solar rose to
$146.8B
despite COVID-19

In 2020, the U.S. solar industry grew 43% and installed a record 19.2 gigawatts (GWdc) of capacity. Meanwhile, investments in solar rose by 12% year-on-year to $148.6 billion despite the economic slowdown induced by COVID-19.


According to *SEIA* projections, by 2030 the operating solar fleet is expected to quadruple to the equivalent of one in eight American homes.

According to SEIA projections, by 2030 the operating solar fleet is expected to quadruple from nearly 100 GWdc of capacity installed today to more than 400 GWdc – the equivalent of one in eight American homes.

OUR TRACTION

Global Introduction of our Solar Innovations

IntriEnergy has developed a strategic plan to launch our three novel, patented technologies in phases to build our brand reputation as an energy technology leader and, increasing demand for IntriEnergy's future innovations. Our first commercial release will be D·ARK diamond-like carbon (DLC) anti-reflective coating, followed by IntrinSiC and then IntrinSiC Quantum.


IntriEnergy Technology Platform Roadmap
10% more power
Introduction of Anti-Reflection Coating D·ARK™
Increased Photon Absorption
Tech 1
40% more power
Introduction of Silicon Carbide (SiC) IntrinSiC™
IntriEnergy SiC Tandem Cell
Typical Si Solar Cell
Larger Absorption Spectrum
Tech 2
10% more power
Introduction of Quantum Energy Dots IntrinSiC Quantum™
Optimized Current Mobility
Tech 3
Currently, the D·ARK technology pre-commercial prototype development is underway.

Why D·ARK first?
All solar cells utilize an Anti-Reflective coating to trap photons. Without this coating 60% of all photon's would bounce off the solar cell and be lost.

Best in class anti-reflective coatings (ARC) can trap up to 90% of the visible photons converting to electrons. Losing 10% energy potential.

D-ARK anti-reflective coating can trap 99%+ of all photons creating a 10% increase in energy output. DARK is IntriEnergy's first technology to market. D·ARK has been engineered as a simple replacement to the industry's current anti-reflective coatings. It's seamless replacement and increased energy output has significant potential to accelerate its uptake in the PV industry.

Currently, the D·ARK technology pre-commercial prototype development is underway with the process of tuning the ARC to achieve maximum energy yield.

We have secured our IP with the following patents:

- **Anti-Reflection Coating**, which encompasses D·ARK: Provisional Patent filed with USPTO January 22, 2020.

- **Tandem Junction PV Cell**, encompassing IntrinSiC and IntrinSiC Quantum technologies issued by USPTO, awaiting final examination in Europe, India and Hong Kong.

We have received industry interest from both North American and European solar manufacturers. Additionally, a multinational energy company with a significant solar project pipeline has expressed significant interest in working with IntriEnergy to field test D·ARK with the intention of utilizing the technology in its global projects.

THE business model

Licensing for Rapid Industry Uptake

Rather than compete with the industry, we plan to facilitate a 60% increase in production for existing solar cell manufacturers globally by licensing our IP to partners that already have the equipment, experience, and existing industry relationships to implement it.

We intend to license our technology to two main groups:

- Vertically integrated PV cell/panel manufacturers seeking a competitive advantage
- Non-integrated cell manufacturers competing to provide their customers a high power, cost-competitive cell.

Utilizing our team members existing industry relationships, we will also create interest in and demand for our technology platform with:

- Panel manufacturers buying open market solar cells seeking a higher watt/cell output
- Engineering-Procurement-Construction companies (EPCs), utilities constructing solar farms, and end-users seeking better ROI and accelerated Net Zero Carbon targets.


We plan to license our technology to two main groups
Vertically integrated PV cell/panel manufacturers seeking a competitive advantage
Non-integrated cell manufacturers competing to provide their customers a high power, cost-competitive cell.
Utilizing our team members existing industry relationships, we will also create interest in and demand for our technology platform with
Panel manufacturers buying open market solar cells seeking a higher watt/cell output
Engineering-Procurement-Construction companies (EPCs), utilities constructing solar farms, and end-users seeking better ROI and accelerated Net Zero Carbon targets.

HOW WE ARE DIFFERENT

A Solution that Benefits Everyone Seeking a Sustainable Energy Future

Current key participants in the global solar industry include solar cell manufacturers, panel fabricators, and end users. We are driving the market by providing each of these participants with a significant benefit.


IntriEnergy will work with the global solar industry rather than compete against it.
IntriEnergy has specifically engineered its innovations to integrate with today's solar manufacturing processes and equipment
IntriEnergy will provide this market the highest power, lowest cost energy solution in the market.

Benefits for Solar Cell Manufacturers and Panel Fabricators

IntriEnergy has specifically engineered its innovations to integrate with today's solar manufacturing processes and equipment, providing significant benefits to solar cell manufacturers and panel fabricators through a 60% increase in production.

Panel manufacturers that incorporate the IntriEnergy Platform in their manufacturing processes will realize an unprecedented increase in the energy output of their current modules from 400 watts to 620+ watts. ($2m^2$)

End Users

Solar Farm Project Developers and System Engineers are searching for the most cost competitive, carbon negative solution for their clients in all sectors from large utility farms to residential homes. IntriEnergy will provide this market with the highest power, with the greatest energy density producing the lowest cost of energy (LCOE) solution in the market.

Projects utilizing the IntriEnergy Platform will benefit from reduced project deployment costs, increased return on investment and increased carbon emission reductions. IntriEnergy's competitive advantage lies in our energy density, the key to establishing the lowest cost of energy in the industry.

OUR LEADERSHIP

A World-Class Team of Expert Scientists and Experienced Business Leaders

IntriEnergy has assembled a world-class team of scientists and senior management with proven track records of developing and commercializing technologies in the semiconductor and solar manufacturing, materials modeling, and photovoltaics markets.

IntriEnergy has assembled a world-class team of scientists and senior management with proven track records of developing and commercializing technologies


Jackie Coffey
CEO
Dr. Franco Gaspari
EVP CTO
Jeffrey Whitney
EVP & CIO
Dan Pomerleau
CFO
Jan Vandesande
EVP - COO
Pere Alcazar
VP Product Dev.

Team members, each with 30+ years in their respective fields of technology, business development, operational excellence, finance, and executive leadership, will utilize existing relationships and networks to introduce and license IntriEnergy's technologies to the global market.

WHY INVEST

Be Part of the Solar Revolution

Within 5 years of the release of our first technology to market, we plan to be the globally recognized leader in solar innovation.

We have developed three disruptive technologies that will increase the energy output of any solar cell by 60%, playing a key role in accelerating global net zero targets and creating a cleaner, more sustainable energy future.


10% more power
Introduction of
Anti-Reflection Coating
D-ARK™
Increased Photon Absorption
Tech 1
40% more power
Introduction of
Silicon Carbide (SiC)
IntrinSiC™
IntriEnergy SiC Tandem Cell
Typical Si Solar Cell
Larger Absorption Spectrum
Tech 2
10% more power
Introduction of
Quantum Energy Dots
IntrinSiC Quantum™
Optimized Current Mobility
Tech 3
We have developed three disruptive technologies that will play a key role in making solar power the energy of the future with their ability to increase solar power energy production by 60%

Join us as we accelerate global net zero carbon emissions targets and make a real difference in the global fight against climate change.

January 2014 — Company Formed
Technologies vetted and based on innovative approaches to capturing more of the sun's light spectrum and positive impact on global solar market, team assembled and company formed.

August 2014 — USPTO Patent Filed - Tandem Junction PV Cell
Patent filed with USPTO (14/467071)

July, 2015 — PCT Patent Application Filed - Tandem Junction PV Cell
Patent application expanded to provide global protection of IP (PCT/US2015/042419), in particular North America, Europe, India, and Hong Kong.

August, 2017 — US Patent Issued - Tandem Junction PV Cell
Patent granted by USPTO (US 9,741,882). twenty-three claims granted for SiC innovation.

January 2020 — DARK Provisional Patent Filed
Provisional patent filed with USPTO (62964331) for IntriEnergy's novel anti-reflective coating

January 2021 — Canadian Patent Issued - Tandem Junction PV Cell
Canadian Intellectual Property Office (CIPO 2,997,020) granted 23 claims for IntriEnergy's Tandem Junction PV cell invention.

January 2021 — USPTO Patent Applicatil Filed - Anti-Reflective Coating
Patent application filed with USPTO (PCT 62/964,331 for IntriEnergy's DARK anti-reflective coating for solar cells

February 2021 — PCT Patent Application Filed - Anti-Reflective Coating
Application filed with Patent Treaty Cooperation (PCT 62/964/331) to expand IntriEnergy's IP protection to the global market.

February 2021 — DARK Pre-Commercial Prototype Development (Technology 1)
Based on previous proof of principle, a project was initiated to develop the DARK pre-commercial prototype to demonstrate a 10% increase in energy output. Project timeline 12 months.

Q4 2021 — ANTICIPATED: IntrinSiC Tandem Junction Prototype 2nd Phase Development (Technology 2)
IntriEnergy plans on developing the IntrinSiC pre-commercial prototype cell. Project timeline is 12 months.

Q2 2022 — ANTICIPATED: DARK Field Testing (Technology 1)
IntriEnergy plans on working with its commercial partners to field test and demonstrate the increased energy production and performance of DARK.

Q4 2022 — ANTICIPATED: DARK Introduction to Global Market (Technology 1)
Following field testing and demonstration, IntriEnergy plans on utilizing its industry PV networks to introduce and secure licensing agreements globally.

Meet Our Team



Jacqueline "Jackie" Coffey

CEO and Director

Ms. Coffey brings to IntriEnergy over 30 years' experience in the energy industry. As CEO of IntriEnergy, a climate technology company, she has led the company from its inception utilizing her strategic leadership, organizational, relationship and communication skills to ensure the company's solid foundation as it enters the $150 billion global solar industry. Under Jackie's direction the company has assembled a world-class team, secured its intellectual property, built relationships and established agreements with key industry participants, as the company initiates the commercial development and deployment of its first of three technologies.

As Vice-President of a solar energy start-up company, she was instrumental in developing relationships and negotiating joint venture partnerships and licensing agreements valued over $250 million. Jackie was also involved in the start-up of a US based LED manufacturing business setting strategic direction, developing business plans and was the lead in development of operational procedures required for the attaining the critical manufacturing certification.

Prior, Jackie founded and was a principal partner in a successful consulting firm for over 10 years focused on assisting generation, transmission and distribution companies achieve compliance with regulatory requirements during the period of industry deregulation. Her career with one of North America's largest electric utilities included lead positions on strategic projects including, establishing competitive services within the utility, establishing customer relationship management processes and reporting activities, as well as a core team member of the utility's demerger. Jackie has served on the Board of both profit and non-profit organizations and served as Chair of an Energy Program Advisory Committee at a Canadian College.



Jeff Whitney

EVP Corporate Development

Jeff Whitney has been directly involved in the start-up of a variety of successful businesses, including IntriEnergy. Jeff was the President of an energy start-up company where he raised $7.5 million and secured multiple joint venture and licensing agreements in both Europe and Singapore valued at $266 million USD in gross profit revenue over a 5-year period. Previously, Jeff was a senior partner in Net-Line Inc, a banking development software company focused on time sensitive transactions for banks and clients. Jeff also led a company in the health care industry where he successfully established an international referral system, between health-care providers and patients. His understanding of the technology and science combined with his business acumen provides IntriEnergy with an individual who can direct the achievements of the company world-wide.



Franco Gaspari

EVP, CTO and Director

Dr. Gaspari is a founder of IntriEnergy and inventor of IntriEnergy's patented technologies. Dr. Gaspari has more than 30 years in the field of semiconductor physics at the experimental and theoretical levels. His work has focused on materials and devices R&D in the areas of thin film amorphous silicon and carbon and emerging nano-crystalline materials. Dr. Gaspari co-developed, co-patented and has the research rights to a proprietary PECVD method for the preparation and processing of thin film materials, the "Saddle Field Glow Discharge" which allows for integration of multiple steps in the manufacturing process providing a significant reduction in manufacturing costs.

Dr. Gaspari will lead the Research, Development and Commercialization for IntriEnergy's Technology Platform and future energy innovations. His current project team includes physicists and engineers from University of Toronto, Institute of Semi-Conductor Physics and CNR, Bologna, Italy.

• Professor – Physics, UOIT (Ontario Tech University)

• Research Associate, University of Toronto (UofT)

• Semiconductor and Photovoltaics Canada

• M.Sc. And Ph.D., Physics, UofT

• University of Bologna (Italy), undergrad Physics

• 50+ referred publications and 3 major scientific corporate reports in renowned international journals



Daniel L. Pomerleau

CFO and Director

Mr. Pomerleau brings over three decades of experience in building better businesses that encompasses start-ups, middle market private equity-owned and public companies focused primarily on the manufacturing industry. Mr. Pomerleau as CEO led Technibus Inc. into the power generation market by manufacturing a product that conducts electricity between new power plant natural gas turbines and the power grid. Among other accomplishments, as CEO, Pomerleau was able to secure the manufacturing supply contract to protect LCD glass in the manufacturing process by one of the world's largest and most innovative LCD manufacturers. The PE film was coated with a proprietary adhesive at 1,000 FPM with tight coating weight tolerances so as not to fracture the LCD glass when robotically removed downstream.

During his career, private equity firm Pfingsten Partners (Chicago) brought him on board to lead as CEO and Director of Operations of three of their platform companies which he built and prepared for sale to strategic buyers. Mr. Pomerleau is actively engaged serving in board level positions for non-profits within the community.



Jan Vandesande

EVP Engineering and COO

Mr. Vandesande brings a 25+ year distinguished international career within the broader semiconductor and PV industries, with demonstrated excellence in R&D and project management, international business development, business and people management, and marketing and sales. Jan has a track record of successful strategic and tactical leadership and has access to a global multi-level and responsive network thanks to his senior positions at world's renowned institutes and innovative companies in the USA and across Europe.

After having worked in R&D and Engineering positions with augmenting degree of responsibilities and impact at Imec, Intel CTD/D2, Intel Ireland (where he was part of the core team that successfully started up the first high-volume Pentium factories), and Alcatel Microelectronics, Jan transitioned to take up senior business and technology development positions at technology providers such as Metron Technology, Roth & Rau and Activ Solar. For the past 2 years, when Jan established his own consulting firm, he has been involved in projects within the broader technology markets, with focus once again on PV and microelectronics. Recent projects include full business planning for a Brazilian PV module factory, business development for a Swiss R&D PV center, and the management of a Flemish university spin-off initiative towards the start-up of a wearable electronics solutions company.

Mr. Vandesande is currently working for IntriEnergy on an as-needed basis, approximately 5-10 hours per week and IntriEnergy looks forward to him joining the team once adequate funding has been secured.



Pere Soria Alcazar

VP Product Development

With over 20 years in the solar industry, Mr. Alcazar has in-depth experience in all aspects of PV solar manufacturing and project management. His international career in solar began as a founder of Solavent Assoc, where he was responsible for training and consulting for PV projects in developing countries. As Renewable Energy Marketing Area Manager at Circutor SA, Spain, Pere led a team responsible for all aspects of the business from market analysis, product design, sales and service. In his role as Technical and Sales Manager at Gahelios, s.l.p, Badalona, Spain, Pere successfully headed the module fabrication manufacturing line construction and commissioning at Heliene Inc., where his role as Chief Technology Officer at Heliene Inc, led to the company's success in the areas of energy procurement and construction of solar PV projects. Pere's significant experience is enhanced by his many years teaching on the topic of solar at both the University of Barcelona and La Salle University of Barcelona as well as his role at Initiam Ruai SL.

Mr. Alcazar is currently working for IntriEnergy on an as-needed basis, approximately 10-15 hours per week and IntriEnergy looks forward to him joining the team once adequate funding has been secured.

Offering Summary

Company :	IntriEnergy, Inc.
Corporate Address :	4850 Tamiami Trail N Suite 301, Naples, FL 34103
Offering Minimum :	$9,999.60
Offering Maximum :	$1,069,999.32
Minimum Investment Amount (per investor) :	$199.68

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	12,820
Maximum Number of Shares Offered	:	1,371,794
Price per Share	:	$0.78
Pre-Money Valuation	:	$24,844,134.90

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based Perks

Friends & Family

Invest within the first five days and receive 20% bonus shares.

Super Early Bird

Invest within the first week and receive 15% bonus shares.

Early Bird

Invest within the first two weeks and receive 10% bonus shares.

Amount-Based Perks

Tier 1 | $500

Invest $500 and receive 3% bonus shares.

Tier 2 | $1,000

Invest $1,000 and receive 6% bonus shares.

Tier 3 | $2,500

Invest $2,500 and receive 9% bonus shares.

Tier 4 | $5,000

Invest $5,000 and receive 12% bonus shares and access to a quarterly newsletter.

Tier 5 | $10,000

Invest $10,000 and receive 15% bonus shares, access to a quarterly newsletter, and Zoom with our CEO/CTO.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

IntriEnergy, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.78 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $78. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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William O. 11 INVESTMENTS 3 hours ago
When do you anticipate that the IntraEnergy panels would be ready for retail market, and where will they be manufactured?
0

William O. 11 INVESTMENTS 3 hours ago
Please provide specific comparisons to (old) blue polycrystalline panels, (newer) all black monocrystalline panels and your IntraEnergy panels. What will be your projected improvements in output, angle of sun, efficiency, capital cost of installation and ROI for a typical retail consumer? Solar energy salesman speak in terms of years of efficiency and years ROI..
0

Fahad M. 9 INVESTMENTS 5 hours ago
Do have any demo that you can show prospect investors like me to feel comfortable with investing
Thanks Fahad
0

Rob M. 1 INVESTMENT 7 hours ago
Do you have a working full-panel proto-type? And if so, where can one see photos and data results? Also, who are those that have expressed interest in licensing your IP?
0

bryian t. 41 INVESTMENTS 8 hours ago
Just curious, How your company came out with 24.8M valuations without mentioning any revenue here?
0

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

JACKIE:

To reverse the negative impacts of climate change caused by our growing energy needs, we need a solution that gets us to Net Zero emissions…

And we need it now! Solar is recognized as a primary source of new energy and the industry is currently a $150 billion annual market, growing at 20% a year.

DR. FRANCO:

The industry has yet to figure out a way to harness more of the sun's potential.

And that's where we come in.

JACKIE:

We're IntriEnergy, a climate technology company whose patented innovations create 60% more energy than today's current solar cell technologies.

We have created the world's first high-power and a low-cost solar cell that captures the sun's potential, changing the solar equation.

DR. FRANCO:

I've spent over 30 years in research focused primarily on solar technologies and materials.

Working with a global team of leaders in research and technology commercialization has led to IntriEnergy's novel innovations.

Our patented technology platform is made up of three state-of-the-art solutions that we believe can be applied to any solar cell being manufactured in the world today.

These 3 novel innovations, when combined, unlocks 60 percent more of the sun's power than today's solar cells.

JACKIE:

Imagine that being used on every rooftop and solar farm around the world!

Plus, with IntriEnergy's Platform, solar projects can create 60% more energy for the same space, while doubling CO2 emission reductions, accelerating climate change targets.

DR. FRANCO:

IntriEnergy's real advantage lies in our energy density, the key to establishing the lowest cost of producing energy.

This is especially valuable in urban areas and on rooftops, where land and space is at a premium.

In addition, we believe IntriEnergy's solution will lower our carbon footprint and dependency on CO_2-emitting energy sources.

JACKIE:

More than 5 million dollars have been invested in research and development in creating our novel patented platform.

DR. FRANCO:

The world is facing a global climate crisis and it's everyone's responsibility to ensure a more sustainable, safe, and secure energy generation for our future.

And we believe IntriEnergy can make that happen.

Invest in IntriEnergy at StartEngine today!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
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